 Exhibit 99. (2)(h)(5)

MEKETA INFRASTRUCTURE FUND

MULTIPLE CLASS PLAN

Meketa Infrastructure Fund (the “Fund”) is a statutory trust established under Delaware law. The Fund’s Declaration of Trust provides that shares of the Fund may be divided into various classes that vary as permitted by Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund is a closed-end management investment company that has applied for exemptive relief (the “Exemptive Order”) from the U.S. Securities and Exchange Commission (the “SEC”) to permit the Fund to issue multiple classes of shares with sales loads and/or asset-based distribution and/or service fees and/or contingent deferred sales loads (“CDSLs”) in accordance with Rule 18f-3 of the 1940 Act. Although not directly subject to Rule 18f-3 under the 1940 Act, as a condition to reliance on the Exemptive Order, the Fund must comply with the provisions of Rule 18f-3 as if they applied to the Fund.

In anticipation of receipt of the Exemptive Order, this Multiple Class Plan (the “Plan”) is adopted by the Board of Trustees (the “Board”) of the Fund, including a majority of its trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), pursuant to Rule 18f-3(d) under the 1940 Act. This Plan will not be implemented unless and until the Fund receives the requested relief.

The Fund shall offer three classes of shares of beneficial interest (“Shares”), designated as Class I, Class II, and Class III (each, a “Class,” and collectively, the “Classes”). Each Class of Shares represents interests in the same investment portfolio of the Fund and has the same rights, preferences, voting powers, restrictions and limitations, except as provided in this Plan.

The Board, including a majority of the Independent Trustees, has determined that this Plan, including the allocation of expenses, is in the best interest of the Fund as a whole and each Class of Shares offered by the Fund.

The provisions of the Plan are as follows:

1.	General Description of Classes. Each Class of Shares of the Fund shall represent interests in the same portfolio of investments of the Fund, shall have such exchange privileges and/or conversion features within the Fund as described in the Fund’s Prospectus, and shall be identical in all respects, except that, as provided for in the Fund’s Prospectus or the Fund’s share class-specific Prospectus, each Class shall or may differ with respect to: (i) asset-based distribution fees; (ii) account maintenance and shareholder services and expenses; (iii) differences relating to sales loads, early withdrawal or contingent deferred sales charges, purchase minimums, eligible investors and exchange privileges; (iv) other class specific expenses detailed in Section 2 below; and (v) the designation of each Class of Shares. The Classes of Shares designated by the Fund are set forth in Appendix A.
2.	Allocation of Income and Class Expenses.

a.	Each Class of Shares shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(i)	expenses related to the distribution of a Class of Shares or to the services provided to shareholders of a Class of Shares shall be borne solely by such Class;

(ii)	the following expenses attributable to the Shares of a particular Class will be borne solely by the Class to which they are attributable:

(a)	asset-based distribution, account maintenance and shareholder service fees;

(b)	extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular Class; and

(c)	such other expenses as the Board determines were incurred by a specific Class and are appropriately paid by that Class.

(iii)	Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific Class pursuant to this Section 2, shall be allocated to each Class of the Fund on the basis of the net asset value of that Class in relation to the net asset value of the Fund.

b.	Investment management fees, custodial fees, and other expenses relating to the management of the Fund’s assets shall not be allocated on a Class-specific basis, but rather based upon relative net assets.

3.	Voting Rights. Each Class of Shares will have identical voting rights except that each Class of Shares will have exclusive voting rights with respect to matters that exclusively affect such Class and separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class. In matters as to which one or more Classes of Shares do not have exclusive voting rights, all Classes of Shares of the Fund will vote together, except when a Class vote is required by the 1940 Act.

4.	Exchanges. A Class of Shares of the Fund may be exchanged without payment of any exchange fee for another Class of shares of the Fund at their respective net asset values, as provided in the Fund’s then-current Prospectus.

5.	Class Designation. Subject to the approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its Classes of Shares.

6.	Additional Information. This Plan is qualified by and subject to the terms of the Fund’s then-current Prospectus for the applicable Class(es) of Shares of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan.

7. Effective Date. After approval by a majority of the Board, and a majority of the Independent Trustees, this Plan will become effective upon the later of Fund’s receipt of exemptive relief from the SEC or the commencement of the Fund’s public offering, whichever is later. This Plan may be terminated or amended at any time with respect to the Fund or a Class of Shares thereof by a majority of the Board, and a majority of the Independent Trustees.

8.

Miscellaneous. Any reference in this Plan to information in the Fund’s Prospectus shall mean information in the Fund’s then-current Prospectus, as the same may be amended or supplemented from time to time, or in the Fund’s Statement of Additional Information, as the same may be amended or supplemented from time to time.

APPENDIX A

Share Classes	Share Class Features*
	Distribution and Service Fee	Shareholder Servicing Fee	Front-End Sales Charge	Early Repurchase Fee
I	None	0.10%	None	2.00%
II	0.25%	None	None	2.00%
III	None	None	None	2.00%

*	The features and expenses of each share class are described in further detail in the Fund’s Prospectus, which may be supplemented from time pursuant to the authority of the Fund’s officers and subject to ratification by the Fund’s Board.